EXHIBIT 99.1

Enthusiast Gaming to Announce Third Quarter 2023 Results on November 13, 2023

LOS ANGELES, Oct. 30, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) will report financial and operating results for its third quarter ending September 30, 2023, on Monday, November 13, 2023, after the market closes. Management will host a conference call and webcast that same day at 5:00 p.m. ET.

Conference call details:

Toll Free: 1-855-239-1101 (Conference ID: 10183500)

Live Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1639210&tp_key=0dd483b8ce

An archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website, enthusiastgaming.com/investors.

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com